                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                           J. C. PENNEY COMPANY, INC.
                           --------------------------
                                (Name of Issuer)


                         Common Stock of 50c par value
                         -----------------------------
                         (Title of Class of Securities)


                                   708160106
                                  ---------------
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

-----------------------                                  ---------------------
  CUSIP NO.708160106                    13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Savings, Profit-Sharing and Stock Ownership Plan of J. C. Penney
        Company, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Not Applicable

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-. See Item 4 (c)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          27,351,031.  See Item 4 (c).
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-.  See Item 4 (c).

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          27,351,031.  See Item 4 (c).
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      27,351,031.  See Item 4 (c).

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      10.99%.  See Item 4 (b).

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------

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                                                               Page 3 of 6 Pages
                                                                    -    -

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)


Item 1(a) Name of Issuer:
          J. C. PENNEY COMPANY, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:
          6501 Legacy Drive, Plano, Texas 75024-3698

Item 2(a) Name of Person Filing:
          Savings, Profit-Sharing and Stock Ownership Plan of
          J. C. Penney Company, Inc.

Item 2(b) Address of Principal Business Office:
          12700 Park Central Place, 12th Floor, Dallas, Texas 75251
          mailing  address,   P.  O.  Box  659002,  Dallas,  Texas 75265-9002

Item 2(c) Citizenship:
          Not applicable

Item 2(d) Title of Class of Securities:
          Common Stock of 50c par value
          (Series B ESOP Convertible Preferred Stock ("ESOP Preferred Stock")
           - each share being convertible into 20 shares of Common Stock ("ESOP Preferred Common Stock Equivalent"))

Item 2(e) CUSIP No. 708160106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4    Ownership.
     (a)  Amount Beneficially Owned: 27,351,031 shares. (See Item 4(c)).
     (b)  Percent of Class: 10.99%.
     (c)  Number of shares as to which such person has:
          (i)    sole power to vote or to direct the vote - 0.

                                                               Page 4 of 6 Pages
                                                                    -    -

          (ii) shared power to vote or to direct the vote -27,351,031. Each of the issuer's employees who is a Savings, Profit-Sharing and Stock Ownership Plan ("Plan") participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares of Common Stock of 50c par value of the issuer ("Penney Stock") and the ESOP Preferred Common Stock Equivalent shares credited to such participant's accounts under the Plan plus an allocable portion of all Allocated Stock for which no direction has been received as well as shares not credited to any participant's account ("Unallocated/Undirected Stock"). The Trustee is obligated to vote such Allocated Stock and Unallocated/Undirected Stock as instructed.

          (iii)  sole power to dispose or to direct the disposition of - 0.
          (iv) shared power to dispose or to direct the disposition of - 27,351,031. (A) In the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock or ESOP Preferred Stock, each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock and the ESOP Preferred Common Stock Equivalents credited to such participant's accounts under the Plan, plus an allocable portion of all Unallocated/Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject an offer or to tender or not to tender shares of Penney Stock or ESOP Preferred Stock, as the case may be, pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally

                                                               Page 5 of 6 Pages
                                                                    -    -

                 trade shares of Penney Stock or ESOP Preferred Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the sale or transfer of certain shares by the Trustee.

Item 5    Ownership of Five Percent or Less of a Class.
          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          The filing person maintains a trust which holds shares of Penney Stock and ESOP Preferred Stock (See Item 2(d) above) for the benefit of current and certain former employees of the issuer who are participants in the Plan. Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock (including converted ESOP Preferred Stock), or to the proceeds of the sale of shares of Penney Stock (including converted ESOP Preferred Stock).

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not Applicable

Item 8    Identification and Classification of Members of the Group
          Not Applicable

Item 9    Notice of Dissolution of Group.
          Not applicable

Item 10   Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                                               Page 6 of 6 Pages
                                                                    -    -

Signature.
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1997


       /S/ F. L. Wasserman
--------------------------------------------
Signature


F. L. Wasserman, Benefits Controller
--------------------------------------------
Name/Title